NEWS RELEASE
Kelso Technologies Inc.

(The “Company” or “Kelso”)	May 8, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

KELSO RECEIVES CONDITIONAL LISTING APPROVAL FROM TSX EXCHANGE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has been conditionally approved for listing on the TSX Exchange in Toronto, Canada’s senior stock exhange. The conditions listed by the TSX Exchange are standard listing conditions required of all listed companies. The Company is diligently working towards fulfilling all conditions in order to list as soon as practicable. At that time, the Company’s shares will be delisted from the TSX Venture Exchange.

The Company’s shares will continue to trade under the stock symbol “KLS” upon listing on the TSX Exchange.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing multi-million dollar revenue growth based on customer adoption criteria for our commercial products which is partly due to increased regulatory activity over concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our common stock will be listed on the TSX Exchange.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including that we may not be able to fulfill the listing conditions of the TSX Exchange. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618 Email: bond@kelsotech.com	Telephone: 604-590-1525 Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com